Corporate Offices:

2525 East El Segundo Boulevard El Segundo, California 90245-4632 (310) 536-0611

January 13, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549-0404
Attention: H. Christopher Owings, Assistant Director

Re:	Big 5 Sporting Goods Corporation Form 10-K for the Fiscal Year Ended December 28, 2008 Filed February 27, 2009 File No. 000-49850
Dear Mr. Owings:
Reference is made to your letter, dated December 14, 2009 and addressed to Steven G. Miller, regarding the Form 10-K for the Fiscal Year Ended December 28, 2008 (the “Form 10-K”) of Big 5 Sporting Goods Corporation (the “Company”).
We have considered the Staff’s comments relating to the Form 10-K and the related Definitive Proxy Statement on Schedule 14A filed April 27, 2009 (the “Proxy Statement”), and have set forth below our response to each of the comments, numbered to correspond to the Staff’s letter. For ease of reference, we have repeated the Staff’s comments below in italics and included our response for each item directly below.
Consistent with your letter, we intend to reflect the changes arising out of these comments in our Form 10-K for our 2009 fiscal year and our 2010 Proxy Statement.
Annual Report on Form 10-K for Fiscal Year Ended December 28, 2008
Item 1, Business, page 2
Merchandising, page 4
     1. We note that you sell private label merchandise under your “owned labels,” as well as under labels that are licensed from third parties. In this regard, please tell us, with a view toward future disclosure, the importance, duration and effect of any material patents, trademarks and licenses held. See Item 101(c)(1)(iv) of Regulation S-K. We note that you have described some of these trademarks on page 7.
     We note the Staff’s comments and, in future filings beginning with our Annual Report on Form 10-K for the year ending January 3, 2010, we will revise our discussion in Item 1. Business, Merchandising and the Description of Service Marks and Trademarks sections to include disclosure substantially as follows:
     Under the “Merchandising” section heading (see page 4 of the Form 10-K):
“We also offer a variety of private label merchandise to complement our branded product offerings, which represents approximately 3% of our net sales. Our sale of private label merchandise enables us to provide our customers with a broader selection of quality merchandise at a wider range of price points and allows us the opportunity to achieve higher margins than on sales of comparable name brand products. Our private label items include shoes, apparel, golf equipment, binoculars, camping equipment, fishing supplies and snowsport equipment. Private label merchandise is sold under trademarks owned by us or licensed by us from third parties. Our owned trademarks include Court Casuals, Golden Bear, Harsh, Pacifica, Rugged Exposure and Triple Nickel, all of which are registered as federal trademarks. The renewal dates for these trademark registrations range from 2013 to 2019. Our licensed trademarks include Avet, Body Glove, Hi-Tec, Maui & Sons, Realm and The Realm. The expiration dates for these license agreements range from 2010 to 2012. We intend to renew these trademark registrations and license agreements if we are still using the trademarks in commerce and they continue to provide value to us at the time of renewal.”
     Under the “Description of Service Marks and Trademarks” section heading (see page 7 of the Form 10-K):
“We use the Big 5 and Big 5 Sporting Goods names as service marks in connection with our business operations and have registered these names as federal service marks. The renewal dates for these service mark registrations are in 2015 and 2013, respectively. We have also registered the names Court Casuals, Golden Bear, Harsh, Pacifica, Rugged Exposure and Triple Nickel as federal trademarks under which we sell a variety of merchandise. The renewal dates for these trademark registrations range from 2013 to 2019. We intend to renew these service mark and trademark registrations if we are still using the marks in commerce and they continue to provide value to us at the time of renewal.”
Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 33
     2. Please tell us, with a view toward future disclosure, how you manage the risks resulting from interest rate fluctuations. Refer to Item 305(b)(1)(ii) of Regulation S-K.
     We note the Staff’s comment and, in future filings beginning with our Annual Report on Form 10-K for the year ending January 3, 2010, we will revise our discussion in Item 7A. Quantitative and Qualitative Disclosures About Market Risk to include disclosure substantially as follows:
“We are subject to risks resulting from interest rate fluctuations since interest on our borrowings under our revolving credit facility is based on variable rates. We enter into borrowings under our revolving credit facility principally for working capital, capital expenditures and general corporate purposes. We routinely evaluate the best use of our cash and manage our financial statement exposure to interest rate fluctuations by managing our level of indebtedness and the interest base rate options on such indebtedness, either LIBOR or the JP Morgan Chase Bank prime rate. We do not utilize derivative instruments and do not engage in foreign currency transactions or hedging activities to manage our interest rate risk. If the LIBOR or JP Morgan Chase Bank prime rate was to change 1.0% as compared to the rate at January 3, 2010, our interest expense would change approximately $X.X million on an annual basis based on the outstanding balance of our borrowings under our revolving credit facility at January 3, 2010. ”
Exhibit Index
     3. Please revise your future filings so that the exhibit index immediately precedes the exhibits. Refer to Item 601(a)(2) of Regulation S-K.
     We note the Staff’s comment and, in future filings beginning with our Annual Report on Form 10-K for the year ending January 3, 2010, we will include the exhibit index immediately prior to the exhibits.
Definitive Proxy Statement on Schedule 14A
Executive and Director Compensation and Related Matters, page 10
Compensation Discussion and Analysis, page 10
     4. We note your statement that, in setting the salaries of your named executive officers, the compensation committee considers factors such as “publicly-available information on executive compensation, including industry comparisons and competitive data.” If you engage in benchmarking in setting the compensation of your named executive officers, please identify, with a view toward future disclosure, the benchmarked companies, as well as the benchmarks and their components, pursuant to Item 402(b)(2)(xiv). See Item 402(b)(1)(v) of Regulation S-K. If you do not use such data in connection with setting benchmarks for compensation of your named executive officers, please disclose how you use such data.
     We advise the Staff that, when making its compensation decisions, the Compensation Committee (the “Committee”) of the Company’s Board of Directors did not target compensation to specific benchmarks against any peer group companies. As disclosed in the Proxy Statement, the Compensation Committee determines base salaries in its discretion after receiving recommendations from our Chief Executive Officer (“CEO”). The CEO and the Committee believe it is difficult to establish a group of peer companies that is representative of the Company’s business or management structure and experience for a truly comparative benchmarking. In addition, targeting compensation solely to specific benchmarks against peer group companies would necessarily not reflect any differences in the specific performance or differing experience levels and operational responsibilities of the individual named executive officers, or any differences in the overall performance of the peer group companies or whether there were additional factors affecting compensation decisions.
     Nonetheless, in the course of his diligence effort at arriving at these recommendations, the CEO has, in the past, identified for the Committee various companies whose compensation levels he determines to be relevant to ensure that the Company’s compensation levels are not materially inconsistent with market practice of competitors and similarly-situated companies, recognizing and taking into account the fact that the level of experience of the Company’s executives typically exceeds the experience of executives in comparable positions at these peer companies. In that regard, for purposes of determining the 2008 base salaries, the CEO looked at past proxy statement and other public information available for publicly-traded retail companies including Cabela’s Incorporated, Dick’s Sporting Goods, Inc., The Finish Line, Inc., Hibbett Sports, Inc., Shoe Carnival, Inc., and Sport Chalet, Inc. In the CEO’s and the Committee’s view, these companies represented certain key competitors in the sporting goods retail industry as well as certain similarly situated specialty retailers in terms of geographic location and size. As indicated above, neither the Committee nor the CEO attempts to formulaically tie the Company’s compensation levels to those of any of these peer group companies. Instead, the data is used only to inform the CEO and the Committee regarding general market practice.
     In its future filings, the Company intends to clarify in the Compensation Discussion and Analysis the role of its review of peer group compensation information in the compensation process and to provide the names of companies whose compensation data is used for this purpose.
     5. We note that, in setting the salaries of your named executive officers and the size of option grants made to executive officers, the compensation committee considers individual and company performance. Please describe to us, with a view toward future disclosure, all performance targets utilized by the compensation committee in 2008 to determine the salaries of and options grants made to executive officers, whether those targets were met, and the manner in which those targets impacted the salaries of and option grants made to your named executive officers.
     We advise the Staff that the Committee does not establish any specific quantitative company or individual performance objectives, or any predetermined qualitative performance objectives, that must be achieved in order for a named executive officer to earn any portion of his compensation. The Committee’s decision regarding annual base salaries, any option grants or other equity awards and any annual incentive bonus received by each named executive officer is a subjective one that is determined by the Committee in its discretion after an overall assessment of all of the factors it deems appropriate.
     Factors that are considered by the Committee when determining compensation to be paid to each named executive officer include the Company’s overall financial performance in the prior year, the executive’s individual performance of his duties as evaluated in the subjective discretion of the Committee, cost of living increases and the CEO’s recommendations. Although there were no performance objectives pre-established by the Committee for purposes of determining compensation, in determining the annual salaries for 2008, the members of the Committee took into account the reductions in 2007 in same store sales and EBITDA. Consequently, the percentage year over year increases in annual base salary for the 2008 year were less than in prior years, and annual bonuses for 2007 (i.e., bonuses determined and paid in March 2008) were reduced in comparison to those for 2006. Also, as noted on pages 11 and 12 of the Proxy Statement, the base salaries for 2009 were frozen at 2008 levels in light of the Company’s 2008 financial performance and the continuing weakness in the consumer spending environment, and bonuses for 2008 were substantially reduced in comparison to those for 2007 in light of the decline in the Company’s EBITDA in 2008.
     In addition, with respect to individual performance, the CEO interacts with all of the other named executive officers on a near daily basis throughout the year, and his subjective views on each such officer’s performance are reflected in his recommendations to the Committee. Furthermore, members of the Committee (while serving on the Committee, other Board committees or while attending meetings and functions of the Company’s Board of Directors generally) also interact frequently with the CEO and certain other named executive officers, and have available other data relating to the performance of the business units or functions for which each named executive officer is responsible. As a result, the Committee members also form their own subjective views on each executive’s performance throughout the year, and these assessments, along with the CEO’s recommendations, are considered in setting overall and relative salary and bonus levels and equity grants. Using those assessments, the Committee will, at the CEO’s recommendation or when it otherwise deems it appropriate, modify compensation levels to reflect individual performance. However, we note that, other than Mr. Emerson, each of the Company’s named executive officers have been with the Company for at least 12 years, and they collectively have an average term of service of 33 years. Consequently, the Company believes that, as a practical matter, the skills, scope of duties and relative contributions of these officers tend to be more consistent from year to year in comparison to the executive officers of companies for which there has been more turnover. Accordingly, the year over year base salary changes, and the compensation levels of our executive officers relative to one another, tend to reflect that fact.
     With respect to Mr. Emerson, in March of 2006 and 2007 the Committee put substantial weight on what it viewed as Mr. Emerson’s extraordinary performance in the periods following his hiring in September of 2005, both in connection with the Company’s restatement of its financial statements in late 2005 and in managing the Company’s finances and financial reports thereafter. Consequently, during those periods, his overall compensation, including base salary, bonus levels and stock option grants, increased significantly more than that of other senior officers to reflect the CEO’s and the Committee’s assessment of his performance and talents. In addition, in all periods since his hiring through 2008, the Committee elected to make stock options a greater percentage of his overall compensation package in comparison to other senior officers with longer terms of service. This was done in an effort to align his level of equity incentive and retention more closely to that of our other senior officers with greater terms of service.
     In its future filings, the Company intends to provide additional discussion regarding the lack of any pre-established performance objectives. The Company intends to also include disclosure to clarify, where applicable, circumstances in which compensation is increased or otherwise paid as a result of a subjective determination by the Committee not based on any particular performance achievement.
     6. We also note your statement that the total amount of bonuses paid to your salaried employees “has historically been correlated with ...EBITDA, and has historically represented approximately five percent of [your] EBITDA.” Please clarify to us, with a view toward future disclosure, whether an EBITDA target was established for determining bonuses in 2008. If so, disclose the EBITDA target, whether the target was met, and the manner in which the target impacted the bonuses paid to your salaried employees.
     We advise the Staff that the Company did not set specific EBITDA targets. Rather, the overall bonus pool for salaried employees (excluding store managers) is generally determined to be at or about 5% of EBITDA, but, since the Company’s initial public offering in 2002, the bonus pool has ranged from a low of 4.6% of EBITDA to a high of 5.1%. The Committee varies the pool as a percentage of EBITDA slightly from year to year based on a variety of factors, including but not limited to the number of salaried employees who will be paid from the pool and the Company’s actual EBITDA.
     If EBITDA is abnormally low compared with historical patterns, the Committee may set the overall bonus pool as a percentage of EBITDA at slightly above 5% in order to allow the Company to pay most salaried employees amounts determined to be reasonable while still reflecting a reduction in the overall bonus pool (and absolute amounts of the bonuses) in light of the lower EBITDA. The converse may be true in years where EBITDA is abnormally high compared with historical patterns. For example, due to the general economic climate (and the weak consumer spending environment in particular), the Company’s EBITDA was substantially lower in 2008 in comparison to prior years. Consequently, although the bonus pool as a percentage of EBITDA was 5.1%, the absolute size of the pool decreased substantially from prior years (to approximately $2.4 million, as compared to approximately $3.6 million for 2007 and approximately $3.8 million for 2006). This naturally resulted in a reduction of bonuses for named executive officers even though there were no predetermined EBITDA targets. In addition, the Committee determined that the reductions in bonuses should be borne somewhat disproportionately by the senior executive officers, including named executive officers, in part to protect various lower salaried employees. As a result, the named executive officers’ percentage of this reduced overall bonus pool decreased from 37.4% for 2007 to 28.7% for 2008.

     In future filings, the Company intends to clarify that no specific EBITDA targets are set for purposes of determining the bonus pool and to include a discussion of factors which may cause the pool to vary slightly as a percentage of EBITDA.
     7. We note your disclosure that individual contributions are also analyzed to determine the bonuses. Please tell us, with a view toward future disclosure, how individual roles and performance factor into the compensation amounts you disclose for each executive officer. See Item 402(b)(2)(vii) of Regulation S-K.
     Please refer to our response to question 5, which is also generally applicable to bonus determinations.
Grants of Plan-Based Awards in Fiscal 2008, page 16
     8. Please revise the table and include in future filings a column setting forth the grant date fair value of stock and option awards. Refer to Item 402(d) of Regulation S-K.
     We note the Staff’s comment and, in future filings, the Company will include in the table a column reflecting the grant date fair value of stock and option awards.
Option Exercises and Stock Vested in Fiscal 2008, page 18
     9. Please revise the table to fill in the blanks with all available information, and include this information in future filings.
     We advise the Staff that the spaces were left blank because the amounts in question were “zero.” In future filings the Company will affirmatively so state.
Director Compensation for Fiscal 2008, page 21
     10. Please disclose by footnote to the appropriate column the grant date fair value of each equity award and the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end. Also include this information in future filings. Refer to the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.
     We note the Staff’s comment and, in future filings, the Company will, by footnote to the appropriate column, disclose the grant date fair value of each equity award and the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end.
Transactions with Related Persons, Promoters and Certain Control Persons, page 21
     11. You state that the audit committee reviews and approves or disapproves all related party transactions that are required to be disclosed by Item 404 of Regulation S-K. Please describe to us, with a view toward future disclosure, the audit committee’s policies and procedures for reviewing, approving or ratifying any such transaction. Refer to Item 404(b) of Regulation S-K.

     Our Audit Committee’s written charter requires that the Audit Committee review on an ongoing basis and approve or disapprove all related party transactions that are required to be disclosed by Item 404 of Regulation S-K. A written Audit Committee Meeting Planner approved by the Audit Committee requires that this occur annually at the first quarterly Audit Committee each year and at such other times as needed. During each such review, the Company’s General Counsel discusses the requirements of Item 404 of Regulation S-K and reports on all related party transactions that require review, following which the Audit Committee formally approves or disapproves each such transaction. The items described in the Proxy Statement were approved by the Audit Committee following this policy and procedure, except for those payments or transactions consummated pursuant to agreements that were entered into prior to our initial public offering and establishment of the Audit Committee, which occurred in 2002.
     In future filings, the Company will include disclosure with respect to the foregoing.
     In connection with this response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company further understands that the Division of Enforcement has access to all information that the Company provides to the staff of the Division of Corporation Finance in its review of our filings or in response to its comments on our filings.
     Should you have any questions regarding this response please feel free to contact the undersigned at (310) 297-7711 or our counsel, Kevin Finch, at (310) 203-7082.

Sincerely, Big 5 Sporting Goods Corporation
By:	/s/ Barry D. Emerson
Barry D. Emerson
Senior Vice President, Chief Financial Officer and Treasurer